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                                                                  EXHIBIT (a)(2)

                               September 19, 1995

To Our Stockholders:

     I am pleased to inform you that on September 13, 1995, The C.R. Gibson Company entered into a Tender Offer and Merger Agreement with Thomas Nelson, Inc. and Nelson Acquisition Corp., a wholly-owned subsidiary of Thomas Nelson, pursuant to which Nelson Acquisition has commenced a cash tender offer to purchase all of the outstanding shares of C.R. Gibson Common Stock for $9.00 per share in cash. Under the Agreement, the Offer will be followed by a Merger in which any remaining shares of C.R. Gibson Common Stock will be converted into the right to receive the highest price paid per share of C.R. Gibson Common Stock pursuant to the Offer in cash, without interest.

     Your Board of Directors has unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, has approved the Offer and the Merger and unanimously recommends that the C.R. Gibson stockholders accept the Offer and tender their Shares of C.R. Gibson Common Stock pursuant to the Offer. Having reviewed the best course for our Company, we are enthusiastic about the prospect of further expanding the C.R. Gibson business as part of Thomas Nelson.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Goldman, Sachs & Co., C.R. Gibson's financial advisor, that the $9.00 per Share in cash to be received by the holders of C.R. Gibson Common Stock in the Offer and the Merger is fair to such holders. The reference to the opinion of Goldman, Sachs & Co. is qualified by the text of such opinion attached as Exhibit (a)(1) to the attached Schedule 14D-9, which is incorporated by reference herein and should be read in its entirety.

     In addition to the attached Schedule 14D-9 relating to the Offer, enclosed is the Offer to Purchase dated September 19, 1995 of Nelson Acquisition Corp., together with related materials, including a Letter of Transmittal to be used for tendering your shares of C.R. Gibson Common Stock. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares. I urge you to read the enclosed material carefully.

                                          Sincerely,

                                          FRANK A. ROSENBERRY
                                          President and Chief Executive Officer